Exhibit 21.01

Schedule of Subsidiaries

Name	State of Organization
iGenius, LLC	Utah
iGenius Global LTD	Ireland
Investview Financial Group Holdings, LLC	Delaware
Opencash Finance, Inc.	Delaware
Opencash Securities, LLC	Delaware
Investview MTS, LLC	Delaware
SAFETek LLC	Utah
myLife Wellness Company	Delaware
myLife Wellness LLC	Delaware
Goldman’s Pharmaceuticals LLC	Pennsylvania
ELRT Technologies, LLC (1)	Pennsylvania

(1) Investview, Inc. owns 50% of the ownership interests in ELRT Technologies, LLC